Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 19, 2016. Common/Preferred shareholders voted as indicated below:



PIMCO Municipal Income Fund                                       Withheld
                                                   Affirmative   Authority
Re-election of Deborah A. DeCotis-Class II to
serve until the annual meeting for held during
the 2019 fiscal year                                 22,889,188 793,243

Re-election of James A. Jacobson*-Class II
to serve until the annual Meeting
held during the 2019 fiscal year                       6,501        146

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Bradford K. Gallagher, William B. Ogden, IV, Alan Rappaport, John C. Maney and Craig A. Dawson continued to serve as Trustees of the Fund.

*Preferred Share Trustee